# SEC Schedule 13D/A (Amendment No. 18) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AST SpaceMobile, Inc., CIK 0001780312
CUSIP: 00217D100
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: Midland Intl. Air & Space Port, 2901 Enterprise Lane, Midland, Texas (TX), 79706
Date of event which requires filing of this statement: 06/22/2026
Amends the filing with accession number 0001493152-22-006680
Filed by CIK 0001680225
Persons authorized to receive notices and communications: Abel Avellan, c/o AST SpaceMobile, Inc., Midland Intl., Air & Space Port, 2901 Enterprise Lane, Midland, Texas (TX), 79706, (432) 276-3966

## Reporting persons
- Abel Avellan (CIK 0001680225): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 78,252,625; shared voting power 0; sole dispositive power 78,252,625; shared dispositive power 0; aggregate amount beneficially owned 78,252,625 (20.8% of the class)
  Comment: (1) The Aggregate Amount Beneficially Owned by Each Reporting Person in Row (11) with Sole Voting Power in Row (7) and Sole Dispositive Power in Row (9) comprised of (i) 89,547 shares of Class A Common Stock of AST SpaceMobile, Inc. (the "Issuer") and (ii) 78,163,078 shares of Class A Common Stock of the Issuer that may be issued upon redemption by the Reporting Person of 78,163,078 common units (the "AST Common Units") of AST & Science, LLC ("AST"). In addition, the Reporting Person beneficially owns 78,163,078 shares of Class C Common Stock of the Issuer (the "Class C Common Stock"). Each share of Class A Common Stock carries one vote per share, and each share of Class C Common Stock carries ten votes per share and no economic rights. From and after April 6, 2022, the Reporting Person may redeem or exchange one AST Common Unit for one share of Class A Common Stock or, under certain circumstances and at the election of the Issuer, a cash payment based on the value of Class A Common Stock. At the time of any redemption or exchange, the Reporting Person would forfeit an equivalent number of shares of Class C Common Stock to the Issuer.
  
  As discussed in Item 2 of the Original Filing (as defined herein), the other Stockholder Parties (as defined in the Original Filing) are not included as reporting persons in this Schedule 13D, and the Reporting Persons expressly disclaim beneficial ownership of the shares of Class A Common Stock beneficially held by the other Stockholders Parties.
  
  (2) The Percent of Class Represented by Amount in Row (11) in Row (13) is based upon approximately 376,909,461 shares of Class A Common Stock outstanding comprised of (i) 298,746,383 shares of Class A Common Stock outstanding as of May 7, 2026, and (ii) approximately 78,163,078 shares of Class A Common Stock issuable upon the redemption or exchange of the AST Common Units owned by the Reporting Person. This percentage does not represent the Reporting Person's current voting interest in the Issuer, as the Reporting Person has an 71.6% voting interest in the Issuer by virtue of his ownership of all of the shares of Class C Common Stock of the Issuer.
  
  AMENDMENT NO. 18 TO SCHEDULE 13D
  
  This Amendment No. 18 to Schedule 13D (this "Amendment No. 18") amends and supplements the initial Schedule 13D filed by Mr. Abel Avellan with the Securities and Exchange Commission (the "SEC") on March 11, 2022 (the "Original Filing"), as amended by Amendment No. 17 to Schedule 13D filed by Mr. Avellan with the SEC on March 3, 2026 ("Amendment No. 17"), as amended by Amendment No. 16 to Schedule 13D filed by Mr. Avellan with the SEC on November 21, 2025 ("Amendment No. 16"), as amended by Amendment No. 15 to Schedule 13D filed by Mr. Avellan with the SEC on October 31, 2025 ("Amendment No. 15"), as amended by Amendment No. 14 to Schedule 13D filed by Mr. Avellan with the SEC on July 15, 2025 ("Amendment No. 14"), as amended by Amendment No. 13 to Schedule 13D filed by Mr. Avellan with the SEC on June 20, 2025 ("Amendment No. 13"), Amendment No. 12 to Schedule 13D filed by Mr. Avellan with the SEC on January 27, 2025 ("Amendment No. 12"), as amended by Amendment No. 11 to Schedule 13D filed by Mr. Avellan with the SEC on November 20, 2024 ("Amendment No. 11"), as amended by Amendment No. 10 to Schedule 13D filed by Mr. Avellan with the SEC on October 15, 2024 ("Amendment No. 10"), as amended by Amendment No. 9 to Schedule 13D filed by Mr. Avellan with the SEC on September 26, 2024 ("Amendment No. 9"), Amendment No. 8 to Schedule 13D filed by Mr. Avellan with the SEC on August 26, 2024 ("Amendment No. 8"), Amendment No. 7 to Schedule 13D filed by Mr. Avellan with the SEC on July 11, 2024 ("Amendment No. 7"), Amendment No. 6 to Schedule 13D filed by Mr. Avellan with the SEC on June 14, 2024 ("Amendment No. 6"), Amendment No. 5 to Schedule 13D filed by Mr. Avellan with the SEC on March 6, 2024 ("Amendment No. 5"), Amendment No. 4 to Schedule 13D filed by Mr. Avellan with the SEC on January 25, 2024 ("Amendment No. 4"), Amendment No. 3 to Schedule 13D filed by Mr. Avellan with the SEC on July 6, 2023 ("Amendment No. 3"), Amendment No. 2 to Schedule 13D filed by Mr. Avellan with the SEC on May 2, 2023 ("Amendment No. 2") and Amendment No. 1 to Schedule 13D filed by Mr. Avellan with the SEC on December 13, 2022 ("Amendment No. 1").
  
  This Amendment No. 18 amends and supplements the Original Filing, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16 and Amendment No. 17 as specifically set forth herein, and except as set forth herein no other changes have been made to the prior filings.
  
  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed as such terms in the Original Filing. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: AST SpaceMobile, Inc.
Address of issuer's principal executive offices: Midland Intl. Air & Space Port, 2901 Enterprise Lane, Midland, Texas (TX), 79706

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to include the following:

On June 22, 2026, AA Gables 2, LLC ("AA Gables 2"), a Delaware limited liability company of which the Reporting Person is the sole member and managing member, entered into a variable prepaid forward transaction with an unaffiliated dealer covering up to a maximum of 2,500,000 shares of Class A Common Stock. The Reporting Person entered into the transaction for personal financial planning purposes, including to provide liquidity for taxes and other general purposes, while retaining voting rights in the pledged securities during the term of the transaction, as described in Item 6.

The information set forth in Item 6 of this Amendment No. 18, including, without limitation, information as to the rights and obligations of the Reporting Person pursuant to the terms of the agreements, instruments and other matters described therein, is hereby incorporated by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is amended and restated to read as follows:

As of the date hereof, the aggregate number and percentage of shares of Class A Common Stock beneficially owned by Mr. Avellan are as follows:

Amount beneficially owned: 78,252,625

Percent of class: 20.8%

Number of shares the Reporting Person has:
Number of shares as to which each person has sole or shared power to vote or dispose:
i. Sole power to vote or direct the vote: 78,252,625

ii. Shared power to vote: 0

iii. Sole power to dispose or direct the disposition of: 78,252,625

iv. Shared power to dispose or direct the disposition of: 0

The Reporting Person may be deemed to beneficially own 78,163,078 shares of Class A Common Stock issuable upon conversion of 78,163,078 AST Common Units held of record by the Reporting Person.

As discussed in Item 2 of the Original Filing, the other Stockholder Parties are not included as reporting persons in the Original Filing, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17 and this Amendment No. 18, and the Reporting Person expressly disclaims beneficial ownership of the shares of Class A Common Stock held by the other Stockholder Parties.
Transactions in the class effected during the past sixty days: During the past 60 days (other than as set forth in this Amendment No. 18), the Reporting Person has not effected any transactions with respect to the Class A Common Stock.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On June 22, 2026, AA Gables 2 entered into a master confirmation (the "Master Confirmation"), supplemental confirmation (the "Supplemental Confirmation") and pricing notice (the "Pricing Notice") under Rule 144 of the Securities Act of 1933, as amended in respect of a variable prepaid forward transaction (the "Forward Contract") with an unaffiliated dealer covering up to a maximum of 2,500,000 shares of Class A Common Stock (the "Subject Shares"). The Forward Contract obligates AA Gables 2 to deliver to the dealer up to 2,500,000 Subject Shares (or, at AA Gables 2's election, an equivalent amount of cash) on specified dates in March of 2028. The transaction is divided into four components, each comprising up to 625,000 shares of Class A Common Stock (the "Component Shares"). The number of Component Shares (or the equivalent amount of cash if AA Gables 2 elects cash settlement), to be delivered to the dealer on the related settlement date will be based on the volume-weighted average price per share of Class A Common Stock on the related valuation date (the "Settlement Price").

The number of shares of Class A Common Stock (or, in each case, the equivalent amount of cash if AA Gables 2 elects cash settlement), to be delivered to the dealer on the settlement date of each component will be determined as follows: (A) if the Settlement Price is less than or equal to $59.58 (the "Floor Price"), AA Gables 2 will deliver the Component Shares; (B) if the Settlement Price is less than or equal to $111.72 (the "Cap Price"), but greater than the Floor Price, AA Gables 2 will deliver a number of shares of Class A Common Stock equal to (i) the Component Shares, multiplied by a fraction, the numerator of which is the Floor Price and the denominator of which is the Settlement Price; and (C) if the Settlement Price is greater than the Cap Price, AA Gables 2 will deliver a number of shares of Class A Common Stock equal to (i) the Component Shares, multiplied by (ii) a fraction, the numerator of which is the sum of (x) the Floor Price and (y) the Settlement Price minus the Cap Price, and the denominator of which is the Settlement Price.

In exchange for assuming this obligation, AA Gables 2 received an upfront aggregate cash payment of approximately $146.7 million. AA Gables 2 has pledged 2,500,000 AST Common Units (the "Pledged Securities") to secure its obligations under the Forward Contract. AA Gables 2 will retain voting rights in the Pledged Securities during the term of the Forward Contract.

The foregoing description of the transaction does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Master Confirmation, the Supplemental Confirmation and the Pricing Notice, which are filed as Exhibits 9, 10 and 11 hereto, respectively.

In connection with the Forward Contract, also on June 22, 2026, the Issuer, AST and AA Gables 2 entered into an Issuer Agreement which addresses the pledge of the Pledged Securities and certain other obligations and undertakings of the parties thereto in connection with the Forward Contract (the "Issuer Agreement"). The foregoing description of Issuer Agreement does not purport to be complete and is subject to, and qualified in its entirety by the Issuer Agreement which is filed as Exhibit 12 hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
9 Master Confirmation, dated June 22, 2026
10 Supplemental Confirmation, dated June 22, 2026*
11 Pricing Notice, dated June 22, 2026*
12 Issuer Agreement, dated June 22, 2026

*Certain portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission under a confidential treatment request pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

## Signatures
- Abel Avellan: /s/ Abel Avellan, AST SpaceMobile, Inc. Chairman and Chief Executive Officer (06/23/2026)